UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549	OMB APPROVAL
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SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO §240.13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 2)*

API Technologies Corp.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

00187E104

(CUSIP Number)

February 1, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 00187E104	Schedule 13G (Amendment No. 1)	Page 2 of 6 Pages

1	Names of Reporting Persons: Senator Investment Group LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 5,929,231
6 Shared Voting Power 0
7 Sole Dispositive Power 5,929,231
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,929,232
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11	Percent of Class Represented by Amount in Row (9) 10.7%
12	Type of Reporting Person (See Instructions) IA

CUSIP NO. 00187E104	Schedule 13G (Amendment No. 1)	Page 3 of 6 Pages

This Amendment #2 is being submitted pursuant to Rule 13d-2(d) under the Securities Exchange Act of 1934, as amended, to reflect a decrease in beneficial ownership of the issuer’s Common Stock in excess of 5% of that class of stock.

Item 1.

(a)	Name of Issuer
API Technologies Corp.
(b)	Address of Issuer's Principal Executive Offices
4705 S. Apopka Vineland Rd. Suite 210, Orlando, FL 32819

Item 2.

(a)	Name of Person Filing:
Senator Investment Group LP
(b)	Address of Principal Business Office or, if none, Residence
510 Madison Avenue, 28th Floor, New York, New York 10022
(c)	Citizenship Senator Investment Group LP is a Delaware limited partnership.
(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share (“Common Stock”)
(e)	CUSIP Number
00187E104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP NO. 00187E104	Schedule 13G (Amendment No. 1)	Page 4 of 6 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
5,929,2311
(b)	Percent of Class:
10.7%2

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote.
5,929,231
(ii) Shared power to vote or to direct the vote. 0
(iii) Sole power to dispose or to direct the disposition of. 5,929,231
(iv) Shared power to dispose or to direct the disposition of. 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The partners and shareholders of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares reported herein as held for the account or benefit of the Funds, in accordance with their respective ownership interests in the Funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

1 Senator Investment Group LP (“Senator”), a Delaware limited partnership, serves as investment manager to certain investment funds (the “Funds”), and as such, has investment discretion with respect to the Funds.  This Statement relates to Shares held for the account or benefit of the Funds.  Douglas Silverman, a United States citizen, and Alexander Klabin, a United States citizen, have control of a Delaware limited liability company that may be deemed to control Senator.

2 All ownership percentages reported herein are based on 54,764,617 shares of the Issuer’s Common Stock issued and outstanding as of October 3, 2012 and 562,200 shares of the Issuer’s exchangeable shares (other than shares held by the Issuer’s subsidiary), as reported by the Issuer in its quarterly report on Form 10-Q for the period ending August 31, 2012.

CUSIP NO. 00187E104	Schedule 13G (Amendment No. 1)	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 00187E104	Schedule 13G (Amendment No. 1)	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2013

SENATOR INVESTMENT GROUP LP
/s/ Edward Larmann
By: Edward Larmann Chief Operating Officer